Exhibit 99(a)(1)(G)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The offer is made solely by the Offer to Purchase dated March 22, 2002 (the "Offer to Purchase") and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the purchaser by Needham & Company, Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK

OF

MECHANICAL DYNAMICS, INC.

AT

$18.85 NET PER SHARE

BY

MSC ACQUISITION II CORP.,

A WHOLLY OWNED SUBSIDIARY OF

MSC.SOFTWARE CORPORATION

        MSC Acquisition II Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of MSC.Software Corporation, a Delaware corporation ("MSC"), is offering to purchase all the outstanding shares ("Shares") of common stock, no par value, of Mechanical Dynamics, Inc. ("Mechanical Dynamics"), a Michigan corporation, at a price of $18.85 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 18, 2002, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration date a number of shares that would represent at least a majority of the total number of outstanding shares on a fully diluted basis, and (2) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

        The Offer is being made pursuant to the Agreement and Plan of Merger dated March 15, 2002 (the "Merger Agreement"), among MSC.Software Corporation, the Purchaser and Mechanical Dynamics, Inc. pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will engage in a second-step merger transaction (the "Merger"), whereby all of the remaining outstanding shares of common stock of Mechanical Dynamics, Inc. will be converted into the right to receive $18.85 per share in cash, without interest thereon.

        THE BOARD OF DIRECTORS OF MECHANICAL DYNAMICS, INC. HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND SUCH OTHER TRANSACTIONS ARE FAIR TO AND IN THE BEST INTERESTS OF MECHANICAL DYNAMICS, INC. AND ITS SHAREHOLDERS AND RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary for the Offer, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares ("Share Certificates") or timely confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the book-entry transfer procedures described in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (c) any other documents required by the Letter of Transmittal. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the purchase price of any shares to be paid by MSC, regardless of any extension of the Offer or any delay in making such payment. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges of the Depositary and Information Agent.

        The term "Expiration Date" means 12:00 midnight, New York City time, on April 18, 2002, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 of the Offer to Purchase shall have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Purchaser has no intention of making available a "subsequent offering period" (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended), but has the right to do so under Rule 14d-11.

        If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser and subject to

Rule 14e-1(c) under the Exchange Act, retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase.

        If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

        Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 20, 2002 (or such later date as may apply in case the Offer is extended).

        To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding.

        The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Mechanical Dynamics' shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The receipt of cash in the Offer or the Merger in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Shareholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares.

        The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read before making any decision with respect to the Offer.

        Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

D.F. KING & CO., INC.

D.F. King & Co., Inc.
77 Water Street
New York, New York, 10005
BANKS AND BROKERS CALL COLLECT: (212) 269-5550
ALL OTHERS CALL TOLL-FREE: (800) 290-6428

THE DEALER MANAGER FOR THE OFFER IS:

Needham & Company

Needham & Company, Inc.
445 Park Avenue
New York, New York 10022
(212) 705-0445

March 22, 2002